Veea Inc.

164 E. 83rd Street

New York, NY 10028

December 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Jan Woo

Re:	Veea Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-283775

Dear Ms. Woo:

Please accept this letter as an amendment to the Registration Statement on Form S-1 (File No. 333-283775) filed with the Securities and Exchange Commission on December 13, 2024 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

The Company requests that the Staff contact Jonathan Deblinger, Esq. at (917) 797-7935 or JDeblinger@egsllp.com with any questions or comments.

Veea Inc.

/s/ Allen Salmasi
Allen Salmasi
Chief Executive Officer

cc:	Jonathan Deblinger, Esq.